Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Calvert Responsible Index Series, Inc.:

We consent to the use of our reports, incorporated herein by reference, dated November 25, 2015, with respect to the financial statements of the Calvert U.S. Large Cap Core Responsible Index Fund, Calvert U.S. Large Cap Growth Responsible Index Fund, and Calvert U.S. Large Cap Value Responsible Index Fund, each a series of The Calvert Responsible Index Series, Inc., as of September 30, 2015, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and under the headings "Portfolio Holdings Disclosure", "Independent Registered Public Accounting Firm and Custodian", and "Fund Service Providers" in the Statements of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 28, 2016